EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2013	2014	2015	2016 (2)	2017 (2)
(in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income (loss) from continuing operations	$375	$213	$578	$(6,177)	$(1,724)
Interest and other charges, before reduction for amounts capitalized and deferred	1,016	1,073	1,132	1,157	1,178
Capitalized interest	(75)	(69)	(68)	(66)	(44)
Provision for income taxes (benefits)	195	(42)	315	(3,055)	895
Interest element of rentals charged to income (1)	96	83	78	89	76
Earnings as defined	$1,607	$1,258	$2,035	$(8,052)	$381

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$1,016	$1,073	$1,132	$1,157	$1,178
Interest element of rentals charged to income (1)	96	83	78	89	76
Fixed charges as defined	$1,112	$1,156	$1,210	$1,246	$1,254

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.45	1.09	1.68	N/A	N/A

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

(2)
The ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2017 and 2016 resulting from pre-tax impairment charges of $2,406 and $10,665 million, respectively. Additional earnings of $873 million and $9,298 million would be required to have a one-to-one ratio of earnings to fixed charges for years ended December 31, 2017 and 2016, respectively.

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